UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

IntegraMed America, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title Class of Securities)

45810N302
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45810N302	Page 1 of 5

1           NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [           ]

(b) [           ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(D) OR 2(E)[]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 3,666,184
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 445,100
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,666,184

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES[]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.6%

14           TYPE OF REPORTING PERSON:

PN

CUSIP No. 45810N302	Page 2 of 5

1           NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [           ]

(b) [           ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(D) OR 2(E)[]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 3,666,184
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 445,100

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,666,184

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES[]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.6%

14           TYPE OF REPORTING PERSON:

CO

CUSIP No. 45810N302	Page 3 of 5

1           NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [           ]

(b) [           ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(D) OR 2(E)[]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 3,666,184
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 445,100
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,666,184

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES[]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.6%

14           TYPE OF REPORTING PERSON:

CO

CUSIP No. 45810N302	Page 4 of 5

1           NAME OF REPORTING PERSON: SCP-325 Holding Corp.

I.R.S. Identification No. of Above Person (Entities Only): 45-5344778

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [           ]

(b) [           ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

SC, AF, OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(D) OR 2(E)[]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 3,666,184
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 445,100
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,666,184

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES[]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.6%

14           TYPE OF REPORTING PERSON:

CO

CUSIP No. 45810N302	Page 5 of 5

1           NAME OF REPORTING PERSON: SCP-325 Merger Sub, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  None.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [           ]

(b) [           ]

3           SEC USE ONLY

4           SOURCE OF FUNDS

SC, AF, OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(D) OR 2(E)[]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 3,666,184
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 445,100
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,666,184

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES[]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.6%

14           TYPE OF REPORTING PERSON:

CO

Introduction

This Schedule 13D (this “Statement”) relates to (i) the Agreement and Plan of Merger, dated as of June 10, 2012 (the “Merger Agreement), by and among SCP-325 Holding Corp., a Delaware corporation (“Parent”), SCP-325 Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and IntegraMed America, Inc., a Delaware corporation (the “Issuer”), and (ii) the transactions contemplated by and related to the Merger Agreement, including the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation.  Pursuant to the Merger Agreement, each share of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of the effective time of the Merger (other than shares (i) that are owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary (as defined therein) of Parent, (ii) that are owned by the Issuer as treasury stock or any direct or indirect wholly-owned Subsidiary (as defined therein) of the Issuer, or (iii) that have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Common Stock) will be converted into the right to receive $14.05 in cash without interest.

In connection with the execution of the Merger Agreement, each of IAT Reinsurance Company Ltd., a Bermuda limited company, and Wilshire Insurance Company, a North Carolina domiciled insurance company, and Peter R. Kellogg, a control person of each such entity (collectively, the “Kellogg/IAT Stockholders”), entered into a Voting Agreement with the Parent (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Kellogg/IAT Stockholders agreed, among other things, to vote the Common Stock subject to the Voting Agreement (the “Kellogg/IAT Shares”), currently an aggregate of approximately 26.9% of the outstanding shares of Common Stock, in favor of the Merger and against any other Acquisition Proposal (as defined and further described in Item 4 below).

Item 1.                 Security and Issuer.

This Statement relates to the Common Stock.  The principal executive offices of the Issuer are located at Two Manhattanville Road, Purchase, New York  10577.

Item 2.                 Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), Sagard Capital Partners Management Corp., a Delaware corporation (“Manager”), Parent, which is a wholly-owned subsidiary of Sagard, and Merger Sub, which is a wholly-owned subsidiary of Parent (together with Sagard, GP, Manager and Parent, the “Reporting Persons”).

Sagard is the direct owner of certain securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard.  Manager is the investment manager of Sagard.  Sagard is the sole stockholder of Parent, which is a holding corporation recently formed by Sagard in connection with the transactions contemplated by the Merger Agreement.  Parent is the sole stockholder of Merger Sub, which was recently formed by Parent in connection with the transactions contemplated by the Merger Agreement.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 325 Greenwich Avenue, Greenwich, CT  06830.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and Mr. Paul G. Desmarais may each be deemed to control the Reporting Persons. Exhibit A hereto identifies persons through whom Mr. Paul G. Desmarais may be deemed to control PCC and, in turn, Sagard.  PCC, a corporation organized under the laws of Canada, is a diversified management and holding company with its principal place of business at 751 Victoria Square, Montréal (Québec), Canada H2Y 2J3. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Victoria Square, Montréal (Québec), Canada H2Y 2J3.  The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The name, citizenship, occupation and principal business address of each of the directors and executive officers of GP, Manager, Parent and Merger Sub are listed in Exhibit B and the name, citizenship, occupation and principal business address of each of the directors and executive officers of PCC are listed in Exhibit C hereto.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers, nor any of the persons listed on Exhibit A, Exhibit B or Exhibit C, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

Common Stock Presently Directly Held by Sagard

Sagard presently holds directly 445,100 shares of Common Stock reported on this Statement for an aggregate purchase price of $3,739,625.58.  All of such shares of Common Stock are directly held by Sagard and were acquired with Sagard’s working capital.  Such shares are deemed beneficially owned by the Reporting Persons.

Merger

The aggregate amount of funds and other consideration required by Parent and Merger Sub to effect the Merger and acquire all of the outstanding shares of Common Stock will be approximately $169.5 million.  Parent and Merger Sub expect that the source of these funds and other consideration will be (i) credit facilities arranged by GCI Capital Markets LLC, a Delaware limited liability company (“GCI Capital”), in the aggregate principal amount of approximately $90 million (before expenses and fees), (ii) the issuance of shares of capital stock of the Parent (the “Parent Capital Stock”), with an aggregate value of approximately $79.5 million to Sagard in exchange for cash and the contribution of the 445,100 shares of Common Stock currently held by Sagard (with such cash portion to be reduced dollar-for-dollar by the amount of Sagard’s contribution of shares of Common Stock currently held by Sagard), and (iii) the Issuer’s cash on hand as of the effective time of the Merger, excluding amounts required to fund the Issuer’s operations, repayment of indebtedness and committed capital expenditures.

The Credit Facilities

In a commitment letter dated as of June 10, 2012 (the “Debt Financing Commitment”) provided by GCI Capital to Sagard and Merger Sub, GCI Capital agreed (i) to act as sole bookrunner and administrative agent for a senior secured term loan in the principal amount of approximately $90 million and a senior secured revolving credit facility in a principal amount of $5 million, including a letter of credit sub-facility in an amount equal to $750,000 (collectively, the “Facilities”) and (ii) to underwrite the Facilities in their entirety, with a targeted hold position of $60 million. Merger Sub or, after the Merger, the Issuer will be the borrower under the Facilities, which will be used for the purposes of (a) providing funds for the acquisition of the shares of Common Stock in the Merger (the “Acquisition”), (b) repaying certain indebtedness of the Issuer, (c) providing for working capital and other general corporate purposes of the Issuer and (d) funding certain fees, costs and expenses associated with the closing of the Facilities. The foregoing description of the Debt Financing Commitment does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such letter, a copy of which is filed as Exhibit 99.4 to this Statement and is incorporated by reference in its entirety into this Item 3.

Equity Financing Commitment

On June 10, 2012, in order to induce the Issuer to enter into the Merger Agreement, Sagard committed, subject to certain to conditions, to purchase, or cause the purchase of, equity interests of the Parent for consideration equal to $79,536,242 (the “Equity Financing Commitment”) to fund a portion of the aggregate merger consideration to be paid by Parent under the Merger Agreement, and to pay the related fees and expenses pursuant to and in accordance with the Merger Agreement.  The foregoing description of the Equity Financing Commitment does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.5 to this Statement and is incorporated by reference in its entirety into this Item 3.

The Limited Guaranty

On June 10, 2012, in order to induce the Issuer to enter into the Merger Agreement, Sagard provided the Issuer with a limited guaranty of certain obligations of Parent and Merger Sub under the Merger Agreement (the “Limited Guaranty”), including the payment of certain reimbursement and indemnification obligations owing to the Issuer under certain provisions of the Merger Agreement, and a reverse termination fee owing to the Issuer if the Parent terminates or causes the Issuer to terminate the Merger Agreement under certain circumstances.  The foregoing description of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Limited Guaranty, a copy of which is filed as Exhibit 99.6 to this Statement and is incorporated by reference in its entirety into this Item 3.

The Voting Agreement

The Kellogg/IAT Stockholders entered into the Voting Agreement as an inducement to Parent to enter into the Merger Agreement.  Parent did not pay additional consideration to the Kellogg/IAT Stockholders in connection with the execution and delivery of the Voting Agreement, and, thus, no funds were used for such purpose.

Item 4.                 Purpose of Transaction.

This Statement relates to the Merger Agreement and the transactions contemplated by and related to the Merger Agreement, including the Merger.  The Issuer’s board of directors unanimously approved the Merger and the Merger Agreement at a special meeting on June 9, 2012.

The Merger Agreement

The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.2 to this Statement and is incorporated by reference in its entirety into this Item 4.

Subject to the satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent.  Each share of Common Stock outstanding as of the effective time of the Merger (other than shares owned by Parent or Merger Sub, held by the Issuer in treasury or that are the subject of a properly perfected demand for appraisal) will be converted into the right to receive $14.05 in cash without interest.  Each share of Common Stock outstanding as of the effective time of the Merger that is owned by Parent or Merger Sub or held by the Issuer in treasury will be canceled without compensation.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each outstanding and unexercised option to purchase shares of Common Stock issued under a stock plan, whether or not then vested or exercisable, shall become fully vested and exercisable and, at the effective time of the Merger, each such option not theretofore exercised shall be cancelled and shall only entitle the holder thereof to receive an amount, in cash, equal to the product of (i) the total number of shares of Common Stock subject to such option immediately prior to the effective time of the Merger and (ii) the excess, if any, of (A) $14.05 (the per share merger consideration) over (B) the exercise price per share of Common Stock under such option, without interest.

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, each outstanding share of the Issuer’s restricted stock, whether or not then vested, shall become free of all restrictions, fully vested and transferable and, at the effective time of the Merger, each such share of restricted stock shall be cancelled and shall only entitle the holder thereof to receive an amount, in cash, equal to $14.05 (the per share merger consideration), without interest.

As a result of the Merger, the certificate of incorporation and by-laws of the surviving corporation shall be amended and restated.  After the Merger, (i) it is expected that the surviving corporation’s president and chief executive officer, Jay Higham, will continue as such, and (ii) it is expected that the surviving corporation’s board of directors will consist of (A) members designated by Sagard and (B) the Issuer’s president and chief executive officer.

In the Merger Agreement, the Issuer, Parent and Merger Sub make customary representations and warranties.

The Merger Agreement prohibits the Issuer from taking certain actions without the consent of Parent, except under limited circumstances further described in the Merger Agreement.  These actions include issuing capital stock, declaring or paying any dividend, redeeming or repurchasing shares of its capital stock, incurring or guaranteeing indebtedness, engaging in extraordinary transactions, and making certain changes to its capitalization.

The Merger Agreement also contains other customary negative and affirmative covenants.  These include a covenant that generally restricts the Issuer from soliciting, approving, participating in any discussions or negotiations or knowingly encouraging the making of any “Acquisition Proposal.”  As defined by the Merger Agreement, an Acquisition Proposal means any bona fide offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an “Acquisition Transaction,” which is defined as any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Issuer by any Person or “group,” within the meaning of Section 13(d) of the Exchange Act, directly or indirectly, of more than twenty percent (20%) of the Common Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group,” within the meaning of Section 13(d) of the Exchange Act, that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Common Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination or other similar transaction involving the Issuer, pursuant to which the stockholders of the Issuer immediately preceding such merger, consolidation, business combination or transaction own less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such merger, consolidation, business combination or transaction; or (iii) a sale, transfer, acquisition or disposition, directly or indirectly, of more than twenty percent (20%) of the consolidated assets of the Issuer and its “subsidiaries” (as defined in the Merger Agreement), taken as a whole, measured by the fair market value thereof.  This restriction is subject to the Issuer’s right to take certain actions related to a “Superior Proposal” (as defined in the Merger Agreement) as determined by the Issuer’s board of directors in good faith (after consultation with the Issuer’s outside legal counsel and financial advisor).

The Merger is subject to the approval of the Issuer’s stockholders and other customary conditions to closing, including the early termination or expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Act.  The Merger is not subject to a financing condition.

The Merger Agreement contains limited termination rights.  Upon the termination of the Merger Agreement under certain circumstances, the Issuer is required to pay Parent a termination fee of $5,086,087, and under certain other circumstances, the Parent is required to pay the Issuer a reverse termination fee of $8,476,812.  Either party will have a right to terminate the Merger Agreement if the Merger is not closed on or prior to November 15, 2012, subject to certain conditions.

The Merger is expected to close by November 15, 2012. Following the Merger, the Common Stock will be delisted from the NASDAQ Global Market, there will be no public market for the Common Stock, and the Common Stock’s registration under the Exchange Act will be terminated.

The Voting Agreement

The following description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.3 to this Statement and is incorporated by reference in its entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, each of the Kellogg/IAT Stockholders entered into the Voting Agreement with Parent. Pursuant to the Voting Agreement, each of the Kellogg/IAT Stockholders agreed to vote the shares of Common Stock subject to the Voting Agreement (i) in favor of approval of the Merger Agreement and the other transactions contemplated thereby, and (ii) against any other Acquisition Proposal, any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of such Kellogg/IAT Stockholder contained in the Voting Agreement, and any action, proposal, transaction or agreement involving the Issuer that would impede, interfere with, delay, discourage, adversely affect or inhibit the transactions contemplated by the Merger Agreement, including the Merger.

The shares of Common Stock subject to the Voting Agreement consist of (i) all shares of Common Stock beneficially owned by each Kellogg/IAT Stockholder as of June 10, 2012, and (ii) any shares of Common Stock that either Kellogg/IAT Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership after June 10, 2012.  As described in Item 5 of this Statement, an aggregate of 3,221,084 shares of Common Stock, or approximately 26.9% of outstanding shares of Common Stock, are subject to the Voting Agreement.

Pursuant to the Voting Agreement, each Kellogg/IAT Stockholder appointed Parent and any designee of Parent an irrevocable power-of-attorney and proxy to vote the shares of Common Stock held by such Kellogg/IAT Stockholder in accordance with the Voting Agreement (as described above).

Pursuant to the Voting Agreement, each Kellogg/IAT Stockholder also generally agreed to waive his or its right to exercise or assert appraisal rights or any rights of dissent in connection with the Merger and to a general prohibition on the transfer of his or its shares of Common Stock.

The Voting Agreement terminates on the earliest to occur of (i) the mutual consent of Parent and the Kellogg/IAT Stockholders, (ii) the effective time of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the Board of Directors of the Issuer expressly withdrawing its recommendation in accordance with the terms of the Merger Agreement and (v) upon written notice by the Kellogg/IAT Stockholders to Parent upon a third party having made a bona fide written proposal which is a Superior Proposal to acquire all of the Common Stock for cash at a per share price of at least $16.50.

Confidentiality/Standstill Agreement

The following description of the Confidentiality Agreement (defined below) does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.7 to this Statement and is incorporated by reference in its entirety into this Item 4.

Pursuant to a Confidentiality Agreement by and between Manager and the Issuer, dated as of March 16, 2012 (the “Confidentiality Agreement”), Manager agreed, for a period of eighteen (18) months from the date of Manager’s signing the Confidentiality Agreement, that Manager or and its affiliates would not, directly or indirectly, without having been specifically requested to do so in writing by the Issuer’s board of directors:  (i) propose any business combination, acquisition or other extraordinary transaction involving the Issuer, its successors, its or their securities or any substantial part of its or their assets, or acquire or agree to acquire any securities of the Issuer or any of its successors; (ii) seek or propose to influence or control, through a proxy solicitation or otherwise, the board of directors, management or policies of the Issuer or any of its successors; (iii) make any public disclosure, or take any action, including requesting a waiver or modification of any provision of this paragraph, that would reasonably be expected to require the Issuer or any of its successors to make any public disclosure, with regard to any of the foregoing actions; or (iv) instigate, encourage or assist any third party (including forming a “group” with any such third party) to do, or enter into any discussions or agreements with any third party with respect to any of the actions set forth in clauses (i) – (iii) above.

Notwithstanding the foregoing, if the Issuer publicly announces, or otherwise advises Manager or its affiliates, that it is abandoning the process of effecting a transaction involving the Issuer with all other persons or groups, then, subject to compliance with applicable law and the terms of the Confidentiality Agreement, the Manager and its affiliates may thereafter acquire up to 10% of the issued and outstanding securities of the Issuer in open market transactions and/or block transactions.

Other Agreements

Item 3 of this Statement, which contains descriptions of the Debt Financing Commitment, the Equity Financing Commitment, and the Limited Guaranty, and the copies of such documents, filed as Exhibits 99.5 through 99.6 to this Statement, are incorporated by reference in their entirety into this Item 4.

Except as otherwise set forth in this Item 4, the Reporting Persons do not have at this time any specific plans that would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (iv) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (viii) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

Item 5.                 Interest in Securities of the Issuer.

(a)           As of June 10, 2012, the Reporting Persons beneficially owned an aggregate of 3,666,184 shares of Common Stock, which represented 30.6% of the outstanding shares of Common Stock, based upon 11,986,713 shares of Common Stock outstanding on June 5, 2012, as reflected in the Merger Agreement.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of June 10, 2012.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  3,666,184

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  445,100

Sagard directly holds, and thus certain of the Reporting Persons have shared voting and dispositive power over, 445,100 shares of Common Stock.

In addition, the Reporting Persons may be deemed to have shared power to vote or direct the vote of the Kellogg/IAT Shares that are subject to the Voting Agreement for purposes of Section 13(d) of the Exchange Act.  Accordingly, as a result of the 3,221,084 shares of Common Stock currently subject to the Voting Agreement, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote of an additional 3,221,084 shares of Common Stock for purposes of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to beneficially own 3,666,184 shares of Common Stock, or approximately 30.6% of the outstanding shares of Common Stock, in the aggregate.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock that are subject to the Voting Agreements for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Based on statements in the Voting Agreement, the Reporting Persons believe that (except to the extent deemed otherwise as a result of the Voting Agreement), (i) IAT Reinsurance Company Ltd. directly holds, and thus has voting and dispositive power over, 2,596,084 shares of Common Stock, or approximately 21.7% of the outstanding shares of Common Stock, (ii) Wilshire Insurance Company directly holds, and thus has voting and dispositive power over, 625,000 shares of Common Stock, or approximately 5.2% of the outstanding Common Stock, and (iii) Peter R. Kellogg may be deemed the indirect beneficial owner of all of such shares.

The foregoing information with respect to persons other than the Reporting Persons is based upon information contained in the Voting Agreement, a copy of which is filed as Exhibit 99.3 to this Statement.

(c)           None, except for the execution of the agreements described in this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Introduction and the responses to Items 2 through 5 of this Statement, and all Exhibits attached hereto, are incorporated by reference in their entirety into this Item 6.

Except as otherwise described in the Introduction, the responses to Items 2 through 5, and the Exhibits filed with this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Material to Be Filed as Exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons.

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc., Sagard Capital Partners Management Corp. and Parent.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada.

Exhibit 99.1	Joint Filing Agreement, dated as of June 11, 2012, by and among Sagard Capital Partners, L.P., Sagard Capital Partners GP, Inc., Sagard Capital Partners Management Corp. and Parent.

Exhibit 99.2
Agreement and Plan of Merger, dated as of June 10, 2012, by and among SCP-325 Holding Corp., SCP-325 Merger Sub, Inc. and IntegraMed America, Inc. (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Issuer on June 11, 2012).

Exhibit 99.3
Voting Agreement, dated as of June 10, 2012, entered into by and between IAT Reinsurance Company Ltd., Wilshire Insurance Company, Peter R. Kellogg and SCP-325 Holding Corp. (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by the Issuer on June 11, 2012).

Exhibit 99.4	Commitment Letter with respect to IntegraMed America, Inc. dated as of June 10, 2012 from GCI Capital Markets LLC to Sagard Capital Partners Management Corp. and SCP-325 Merger Sub, Inc.

Exhibit 99.5	Equity Financing Commitment, dated as of June 10, 2012, by and between SCP-325 Holding Corp. and Sagard Capital Partners, L.P.

Exhibit 99.6	Limited Guaranty, dated as of June 10, 2012, by Sagard Capital Partners, L.P. in favor of IntegraMed America, Inc.

Exhibit 99.7	Confidentiality Agreement, dated as of March 16, 2012, by and between Sagard Capital Partners, L.P. and IntegraMed America, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2012	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SCP-325 HOLDING CORP.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SCP-325 MERGER SUB, INC.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

Exhibit A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	3249531 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Gelco Enterprises Ltd.
(ii)	44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John (New Brunswick), Canada E2L 2A9
(iii)	Canada

(i)	Nordex Inc.
(ii)	44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John (New Brunswick), Canada E2L 2A9
(iii)	Canada

Exhibit B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director and Executive Officer (Treasurer)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President and Chief Executive Officer)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Director and Executive Officer (Chairman)
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Director
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Director and Executive Officer (Secretary)
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Executive Officer (Vice-President and Treasurer)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Adam Weiss
(ii)	Executive Officer (Vice-President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

Executive Officers and Directors of SCP-325 Holding Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of SCP-325 Holding Corp.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Director and Executive Officer (Vice President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

Executive Officers and Directors of SCP-325 Merger Sub, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of SCP-325 Merger Sub, Inc.

(i)	Dan Friedberg
(ii)	Director and Executive Officer (President)
(iii)	United States
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

(i)	Michael Braner
(ii)	Director and Executive Officer (Vice President and Secretary)
(iii)	United States
(iv)	Partner of Sagard Capital Partners Management Corp.
(v)	325 Greenwich Avenue, Greenwich CT 06830
(vi)	None
(vii)	None

Exhibit C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 30th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Canadian Oil Sands Limited
(v)	2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary (Alberta), Canada T2P 3N9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-President, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul G. Desmarais
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	President, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair and Vice-President, Corporate Development, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Office of the Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States
(iv)	President and Chief Executive Officer, Securities Industry and Financial Markets Association (SIFMA)
(v)	120 Broadway, 35th Floor, New York, NY 10271 U.S.A.
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Edward Johnson
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None